March 5, 2013

James A. Lebovitz, Esq.
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808

Re: FS Global Credit Opportunities Fund - A (File Nos. 333-186414 and
        811-22798)

        FS Global Credit Opportunities Fund - R (File Nos. 333-186413 and
        811-22797)

        FS Global Credit Opportunities Fund (File No. 811-22802)

Dear Mr. Lebovitz:

We have reviewed the registration statements, which were filed on Form N-2, on October 12, 2012, for the FS Global Credit Opportunities Fund - A and FS Global Credit Opportunities Fund – R. (Each referred to as the "Company" and together as the "Companies.") The registration statements were filed to register common stock for shelf offerings pursuant to Rule 415 under the Securities Act of 1933 ("1933 Act"). The Companies are "feeder" funds that will invest substantially all of their assets in a "master" fund, the FS Global Credit Opportunities Fund ("Fund"). Although our comments refer to the page numbers of FS Global Credit Opportunities Fund – A, our comments apply to both Companies' registration statements, unless indicated otherwise. You also should consider a comment made with respect to one section of a registration statement to be applicable to similar disclosure elsewhere in the same registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statements. We have the following comments.

Prospectus

Outside Front Cover

1. Please revise the order in which the subsections on the cover are presented. The subsections "Principal Investment Strategies" and "Unlisted Closed-End Fund" should follow the "Investment Objectives" subsection.

2. Please explain to us how preservation of capital is a realistic investment objective, even as a secondary objective, for the Companies given the nature of their investment strategies and a primary objective of capital appreciation.

3. Following the second sentence of the subsection, "Principal Investment Strategies," please add the following statement in a larger bold type-face.

> The credit instruments in which the Company may invest typically will be rated below investment grade. Credit instruments that are rated below investment grade (commonly referred to as "high yield" securities, "junk bonds" or "leveraged loans") are regarded as having predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. Because of the risks associated with investing in high yield securities an investment in the Company should be considered speculative.

4. We believe that the term, "measured risk," is ambiguous. Does it mean that the Adviser will attempt to restrain the risks in the Company's strategy or that the Adviser believes that these risks are calculable? Please clarify the meaning of this term here and elsewhere in the registration statement.

5. Please replace the current disclosure in the "Unlisted Closed-End Fund" with the following disclosure in a larger bold type-face using a bullet point format. These bullet points should also be placed in the subscription agreement immediately above the signature line and in the "Risk Factors" subsection, on page 16.

> Unlike most closed-end investment companies, the Company's shares will not be listed on any securities exchange for at least six years from the date of this prospectus.

> Unlike an investor in most closed-end investment companies, you should not expect to be able to sell your shares regardless of how the Company performs.

> If you are able to sell your shares to a third party, you will likely receive less than your purchase price and the current NAV per share.

> Although the Company has implemented a share repurchase program, it may be discontinued at any time and only a limited number of shares will be eligible for repurchase. See "Share Repurchase Program."

> If you may need access to the money you invest, the Company's shares are not a suitable investment because you will not have access to the money you invest for an indefinite time. See "Liquidity Strategy."

> Distributions may be funded from the capital you invest, or from borrowings, if the Company does not have sufficient earnings. Any invested capital that is returned to you will be reduced by the Company's fees and expenses, as well as the sales load.

> Even if the Company does eventually list its shares, shares of closed-end funds frequently trade at a discount from net asset value and this creates a risk of loss for investors who purchase shares at the offering price. This risk is separate and distinct from the risk that the Company's net asset value will decrease.

6. Please include the following statement as a footnote, using a larger bold type-face, to the pricing table of the FS Global Credit Opportunities Fund-A.

> Because you will pay a sales load of up to 8.5% and offering expenses of up to 1.5%, if you invest $100 in our common shares and pay the full sales load, $90.00 of your investment will actually be used by us for investments. As a result, based on the current public offering price of $10.85, you would have to experience a total return on your investment of __% in order to recover these expenses." See "Plan of Distribution."

7. Please identify the investors for whom FS Global Credit Opportunities Fund-R is intended and why the sales loads for the respective funds are different.

Portfolio Composition, page 4

1. If the Fund's investments in derivatives will be included in determining satisfaction of the 80% test, please confirm that they will be included based on their daily marked-to-market (net) value (i.e. the Fund's daily net liability if any), rather than their notional amount. Please also identify specifically all of the derivatives in which the Fund intends to invest. See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010) ("disclosure concerning the principal risks of the fund should...be tailored to the types of derivatives used by the fund, the extent of their use, and the purpose for using derivative transactions.").

2. The disclosure states that the Fund may invest in "any other type of credit or equity investment that is consistent with the Fund's investment objectives." Please identify and, where appropriate, describe, including their risks, all such investments in which the Fund may invest in the year following the effectiveness of its registration statement.

3. The disclosure, on page 5, states: "The Fund may hold select and potentially significant positions in equity securities...that the Fund receives in exchange for its credit instruments as part of a reorganization process, and may hold those assets until such time as the Fund believes that a disposition is most advantageous. Such assets, to the extent received as part of a reorganization process, will be considered "credit instruments" for purposes of the Fund's intention to invest, under normal market circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in credit instruments." Please provide us with your authority for this statement. Will those equity securities that are "considered" by the Fund to be credit instruments count against the 20% limit on the Fund's acquisition of other investments in Rule 35d-1 under the 1940 Act?

4. The disclosure states: "Hedging techniques may include capital structure arbitrage...or short positions in debt or equity securities expressed in either the cash or derivatives markets." Please define "hedging" in the sense that it is used on this statement.

Administration, page 7

Please include the following disclosure in the subsection and, where appropriate, in the Fund prospectus.

> Our Board of Directors, including a majority of independent directors, oversees and monitors our investment performance and, beginning with the second anniversary of the date of the Investment Advisory and Administrative Agreement, will annually review the compensation the Company [Fund] pays to FS Global Advisor and the compensation FS Global Advisor pays to GSO to determine that the provisions of the Investment Advisory and Company [Fund] Administrative Agreement and the Investment Sub-Advisory Agreement, respectively, are carried out.

Expense Reimbursement Agreements, page 8

1. The disclosure indicates that the Fund's reimbursement obligation under the Agreement is calculated based on "the Fund's net investment income for tax purposes." The Internal Revenue Code does not use the term "net investment income" with respect to the taxation of regulated investment companies. They are taxed on "investment company taxable income," as defined in Section 852(b)(1), (2), and (8) of the Internal Revenue Code. Please define the amount referred to by the term "net investment income for tax purposes." Please also define the meaning of the phrase: "the amount of any dividends and other distributions paid to the Fund on account of preferred and common equity investments in portfolio companies (to the extent not included in net investment income or net short-term capital gains for tax purposes)."

2. The agreement imposes an annual cap on reimbursements of 1.75% on "Other Fund Operating Expenses". The agreement also provides for automatic termination of the expense agreement in the event of either the termination of the applicable advisory or sub-advisory agreement or the dissolution or liquidation of the Company or the Fund. The disclosure on page 65 provides, however, that "the conditional obligation of the Company and the Fund, respectively, to reimburse Franklin Square Holdings pursuant to the terms of the applicable Expense Reimbursement Agreements shall survive the termination of such agreements by either party."   In the event of termination, how will the reimbursement obligation be calculated and for how long will it survive? If the reimbursement obligation apparently survives, without the limitations on recoupment, please explain why would this not be an impermissible penalty under Section 15(a)(3) of the 1940 Act?

3. Prior year expenses should only be recaptured if the current "Other Fund Operating Expenses" percentage is less than the prior year "Other Fund Operating Expenses" percentage when such prior year expenses were waived. Please revise the agreement to make this clear by stating that the recapture obligation of the Company in any year is limited to the difference between: (1) the lower of (a) 1.75% or (b) the amount of "Other Fund Operating Expenses" as a percentage of average net assets in the year of the waiver, and (2) the amount of "Other Fund Operating Expenses" in the year of recapture of the amount waived in the prior year.

Unlisted Closed-End Structure, page 12

The disclosure states: "Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis." Please make clear that, unlike the

Company, the typical closed-end fund lists its shares for trading on an exchange. Thus, it should also be made clear that an investment in a typical closed-end fund, unlike an investment in the Company, is a liquid investment.

Liquidity Strategy, page 13

The disclosure states that "[t]he Company and the Fund intend to seek to complete a liquidity event for Shareholders within five years following the satisfaction of the Minimum Offering Requirement." Please add that the Company and the Fund are not required to do so and may choose not to do so for an indefinite period.

Periodic Liquidity through Share Repurchase Program, page 13

1. Revise the second sentence of the third paragraph to state that "shareholders should expect that they will be unable to sell their shares for an indefinite time or at a desired price."

2. Revise the last sentence of the fifth paragraph to state: "The Company expects the Fund to conduct quarterly repurchase offers for Fund shares, but the Fund is not obligated to do so."

Risk Factors, page 18

The disclosure states that [t]he Fund's annual portfolio turnover rate may vary greatly from year to year, as well as within a given year, which may result in the realization of net short-term capital gains by the Fund…." Please explain to us how this aspect of the Fund's strategy is consistent with the investment objective of capital preservation.

Fees and Expenses, page 19

1. Please explain to us the basis of the assumption that the Company will raise $100 million in proceeds in the first 12 months of the offering.

2. Given the assumption in the fee table that the Fund may borrow for leveraging within 12 months of the effective date of the registration statement, please also provide the disclosure required by Item 8.3.b. of Form N-2, including the table illustrated in Item 8.3.b. (3). If the Fund may leverage through issuance of preferred shares, please provide the appropriate disclosure in the fee table and the text of the prospectus.

3. Please state clearly, in footnote 4 and 6, that the Fund's use of leverage will increase the base management fee paid by the Company's investors.

Use of Proceeds, page 23

1. The disclosure states: "The Company expects that following receipt of the net offering proceeds by the Fund, the Fund will invest such proceeds as soon as practicable in accordance with the Company's and the Fund's investment objectives and strategies and consistent with market conditions and the availability of suitable investments." If the company anticipates that it may

take more than three months, following their receipt, to invest the proceeds of the offering, please disclose the reasons for, and the consequences of, such a delay. See Item 7.2 and Guide 1 to Form N-2.

2. The disclosure, on page 24, states: "All or a portion of the selling commissions and dealer manager fees may be reduced or eliminated in connection with certain categories of sales such as sales for which a volume discount applies and sales to the Company's affiliates. See 'Plan of Distribution.'" We note that the cited section does not provide any information on volume discounts or sale to Company affiliates. Please provide a citation to a discussion of these topics.

Other Characteristics, page 27

The disclosure in this subsection and elsewhere in the prospectus indicates that the Fund may invest in money market funds and other investment companies. Please explain to us why there is no Acquired Fund Fees and Expenses entry in the fee table. Will the Fund's investments in other funds be de minimis and included in other expenses as permitted by Instruction 10(a) to Item 3.1 of Form N-2?

Disciplined, income-oriented investment philosophy, page 27

1. The disclosure in this subsection and elsewhere in the prospectus states that the Adviser and Sub-Adviser "will employ a defensive investment approach." Please explain to us how an investment strategy based on investing in junk bonds and leveraged loans can be characterized as being a "defensive investment approach."

2. Given the nature of the businesses and securities that the Fund will invest in, please justify to us characterizing the Fund's investment strategy as "minimizing the risk of capital loss."

The Investment Process, page 28

The disclosure states that FS Global Advisor's "investment professionals have extensive experience in corporate work-outs, liquidations, reorganizations, bankruptcies and insolvencies."
The prospectus does not include any language describing this expertise. Please describe it.

Exit of Investment Positions, page 30

The disclosure states: "The Fund expects that a large portion of the investments in its portfolio, if not the entirety of its portfolio, may be sold in actively-traded secondary markets." Please disclose that the over-the-counter market is, however, less transparent and liquid than the exchange-traded market.

Types of Investments and Related Risks, page 32

The disclosure states: "The risks described below are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Company and the Shares."

Please confirm to us that the prospectus describes all the principal risks of investing in the Company and the Fund.

Debt Instruments Risks, page 33

Please confirm, supplementally, that, where a loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the interposed financial institution and the borrower as "issuers" for purposes of the Fund's fundamental investment restriction on industry concentration under Section 8(b)(1)(E) of the 1940 Act.

Senior Loan Risk, page 33

The disclosure states: "The Fund will typically acquire senior loans through assignments...and the Fund may not be able to unilaterally enforce all rights and remedies under the senior loan and with regard to any associated collateral." This description appears to be inconsistent with earlier descriptions of the rights of the Fund in the senior loans in which it intends to invest. Please reconcile the disclosure.

Derivatives Risk, page 37

Please revise the penultimate sentence on page 37 to state: "Derivative investments generally give rise to a form of financial leverage, which will magnify the Fund's risk of owning such instruments."

Risk of Leveraged Loan Market Price Decline, page 40

The last sentence in the first paragraph of the subsection, which describes the losses suffered by the Fund's competitors, is not risk disclosure. Please delete it.

Restrictions on Entering Into Affiliated Transactions, page 48

Please revise the first sentence of the first paragraph to state: "The Fund is prohibited under the 1940 Act from participating in transactions with its affiliates without the prior approval of the SEC." The sentence, as it currently appears in the prospectus, violates Rule 17d-1 under the 1940 Act.

Shares Not Listed; No Market for Shares, page 52.

We believe that the second paragraph is misleading because it compares the Company to open-end funds rather than exchange-traded closed-end funds. In order to appropriately contrast the Company with exchange-traded closed-end funds, please disclose the following additional facts:

> Because exchange-traded closed-end funds do not redeem shares, they also could execute the Company's buy-and-hold strategy;

> Because the Company's shares are not traded, investors will not be able to dispose of their investment in the Company no matter how poorly the Company performs;

> Because a closed-end fund's shares can trade at a discount to NAV, they may present an attractive investment opportunity to investors.

Please delete the penultimate sentence of the subsection because it may confuse investors. It is misleading to state, in effect, that because there is no market for the shares, there will be no volatility in the market price of shares (the net asset value of the Fund can still be very volatile). Moreover, a lack of market volatility may not be a concern for buy-and-hold investors seeking dividends, and it may provide an arbitrage opportunity for other investors.

Closed-end Fund; Liquidity Risks, page 52

Please add a sentence stating that, unlike the Company, the shares of closed-end funds, generally, are liquid because they trade on exchange.

RIC-Related Risks of Investments Generating Non-Cash Taxable Income, page 56

Please also disclose that OID instruments may have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral; OID loans generally represent a significantly higher credit risk than coupon loans; OID accruals may create uncertainty about the source of Fund distributions to shareholders (i.e., any cash distributions might come from offering proceeds); the deferral of PIK interest also reduces the loans' loan-to-value ratio at a compounding rate; and OID creates the risk of non-refundable cash payments to the adviser based on accruals that may never be realized.

Administrative Services, page 62

1. Please identify specifically the "other reasonable metrics" referred to in the last sentence of the last paragraph.

Conflicts of Interest, page 72

Please revise the first sentence of the last bullet to state: "The 1940 Act prohibits certain "joint" transactions with certain of the Fund's affiliates, which could include investments in the same portfolio company (whether at the same or different times), without the prior approval of the SEC." The sentence, as it currently appears in the prospectus, violates Rule 17d-1 under the 1940 Act.

Share Repurchase Program, page 75

The disclosure states: "If a Shareholder chooses to tender only a portion of their Shares, the Shareholder must maintain a minimum balance of $5,000 worth of Shares following a tender of Shares for repurchase." This provisions appears to violate Rule 13e-4(f)(8)(i) under the Securities Exchange Act of 1934. Please eliminate this problem by substituting the following sentence: "To the extent you seek to tender all of the shares that you own and we repurchase less than the full amount of shares that you request to have repurchased, you may maintain a minimum balance of shares of common stock of less than $5,000 following such share repurchase."

Statement of Additional Information

Investment Restrictions, B-14

The second investment restriction states that the "Company and the Fund may invest no more than 25% of their total assets in a particular industry." A closed-end fund, however, will be deemed to have a policy to concentrate investments if it may invest 25 percent or more of the value of its total assets in a particular industry or group of industries. See the Instruction to Item 8.2.(b)(2) of Form N-2. Please clarify the concentration policies of the Company and the Fund in terms of the definition of concentration applicable to closed-end funds.

Financial Statements

Please file a pre-effective amendment with the missing financial statements. When the missing information is provided, we intend to take sufficient time for a fulsome review.

*　　*　　*

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Companies and the Fund and their management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made in the filings.

Notwithstanding our comments, please furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Companies and the Fund from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the Companies and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

*   *   *

You should respond to this letter in the form of pre-effective amendments filed under Rule 472 of the 1933 Act. Please provide written responses to all comments in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. We may have further comments after reviewing your responses.

If you have any questions about these comments, please contact James O'Connor at 202-551-6943 or o'connorj@sec.gov or contact Christina DiAngelo at 202-551-6963 or diangeloc@sec.gov.

James E. O'Connor   Christina L. DiAngelo
Attorney/Advisor   Accountant